

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 30, 2024

Michael Lawless
Chief Executive Officer
Auddia Inc.
1680 38th Street, Suite 130
Boulder, Colorado 80301

   Re: Auddia Inc.
     Registration Statement on Form S-1
     Filed May 23, 2024
     File No. 333-279683

Dear Michael Lawless:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Marion Graham at 202-551-6521 or Matthew Derby at 202-551-3334 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Technology